

Mail Stop 3720

January 21, 2011

Via U.S. Mail and Fax
Irach Taraporewala
Chief Executive Officer
Ohr Pharmaceutical, Inc.
489 5th Ave., 28th Floor
New York, NY 10017

      Re: OHR PHARMACEUTICAL, INC.
            Item 4.02 Form 8-K
            Filed January 13, 2011
            File No. 333-88480

Dear Mr. Taraporewala:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                 Sincerely,

                 Larry Spirgel
                 Assistant Director